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                             June 17, 2021

       Karl Peterson
       Non-Executive Chairman and Director
       TPG Pace Tech Opportunities Corp.
       301 Commerce St., Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Pace Tech
Opportunities Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 24, 2021
                                                            File No. 333-254485

       Dear Mr. Peterson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers for Shareholders of TPG Pace, page xii

   1.                                                   Notwithstanding comment
25, below, please provide a Q&A that addresses who will have effective management
and control over the affairs and decision-making of Nerdy after the business combination.
Disclose that this will depend on the level of redemptions by public shareholders.
Disclose the level of redemptions that will result in management and control of Nerdy
changing from Nerdy Inc. to the Existing Nerdy Holders. Disclose that this will result in
Nerdy Inc. accounting for Nerdy under equity method accounting.
                                                        Explain the impact on
the company   s statement of operations. Lastly, discuss whether this
                                                        could affect the
ability to meet the condition that Nerdy Inc.   s securities be accepted for
                                                        listing on the NYSE or
other national securities exchange.
 Karl Peterson
FirstName  LastNameKarl Peterson
TPG Pace Tech  Opportunities Corp.
Comapany
June       NameTPG Pace Tech Opportunities Corp.
     17, 2021
June 17,
Page 2 2021 Page 2
FirstName LastName
What are the PIPE Financing and the Forward Purchase Agreements?, page xviii

2. We note that affiliates of TPG will be purchasing Class A shares and warrants pursuant to the forward purchase agreements. We also note disclosure on page 7
that    all of TPG
         Pace   s officers and directors are expected to purchase forward
purchase securities under
         the Forward Purchase Agreements in an amount equal to $8.825 million in the aggregate.
         Disclose the number of Class A shares and warrants to be purchased by these affiliates.
         Furthermore, in light of the fact that holders of Class F common stock will be issued additional shares pursuant to the conversion adjustment for their own or their affiliates purchases under the forward purchase agreements, please disclose the effective purchase price for these forward purchase securities. Compare this to the terms and price of the securities issued at the time of the IPO.
3.       Disclose if TPG Pace   s sponsors, directors, officers or their
affiliates will participate in the
         private placement.
4. Please disclose material differences between the forward purchase warrants and the public
         warrants held by TPG Pace   s public stockholders, including
redemption provisions.
What equity stake will current TPG Pace shareholders and current equityholders of Nerdy Inc.
hold in Nerdy Inc...?, page xix

5. You disclose that, if each warrant expected to be outstanding at the closing were to be exercised, the proceeds to Nerdy Inc. would be approximately $222.3 million. Please disclose the potential proceeds to Nerdy Inc. if all warrants with the right to a cashless exercise were exercised on a cashless basis. Also disclose the company s right to redeem warrants for minimal cash or for a predetermined amount of Class A shares after the business combination beginning if the Class A shares are trading at or above $10 per share.
What happens if a substantial number of the public shareholders vote in favor of the Business
Combination Proposal...?, page xxviii

6. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
7. Disclose the impact of other shareholder redemptions on non-redeeming shareholders.
         For example, disclose that redeeming shareholders will retain their warrants. Quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
8. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Disclose that the TPG Pace public warrants will continue to contain a redemption provision that will allow you to redeem
 Karl Peterson
FirstName  LastNameKarl Peterson
TPG Pace Tech  Opportunities Corp.
Comapany
June       NameTPG Pace Tech Opportunities Corp.
     17, 2021
June 17,
Page 3 2021 Page 3
FirstName LastName
         them for as low as $0.01 per warrant if the share price is above $18, and $0.10 per warrant or a predetermined number of shares if the share price is between $10 and $18 per share.
         Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
What interests do the TPG Pace Initial Shareholders and TPG Pace's other current officers and directors have in the Business Combination?, page xxxiii

9. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
10. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
11. Please quantify the number and value of securities the Sponsor will receive pursuant to the conversion adjustment of its Class F shares.
12. Please include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor, its affiliates and officers and directors are awaiting reimbursement.
13. We note that TPG Capital BD, an affiliate of the Sponsor and TPG Pace, acted as an advisor to TPG Pace in connection with the business combination. Please quantify the fees payable to TPG Capital BD for its services, and disclose the amounts that are contingent on completion of the business combination.
14.      Please address conflicts of interest by the Sponsor and TPG Pace   s
officers and directors
         from fiduciary or contractual obligations to other entities. For example, we note that your charter waived the corporate opportunities doctrine. Please address this potential conflict
         of interest and whether it impacted TPG Pace   s search for an
acquisition target.
15. Please clarify how the TPG Pace board considered all of the enumerated conflicts in negotiating and recommending the business combination.
Organizational Structure, page 7

16. We note your revised disclosures in response to prior comment 9. Please further revise the organizational charts under each scenario to include the economic and voting interest percentages for each group of equity interest holders.
17.      We note that affiliates of TPG and all of TPG Pace   s officers and
directors will be
         purchasing Class A shares and warrants pursuant to the forward purchase agreements.
         Please include these forward purchase securities in the ownership percentages of the
         Sponsor throughout the proxy statement/prospectus, disclosing the number/percentage of securities attributable to the forward purchase agreements.
 Karl Peterson
FirstName  LastNameKarl Peterson
TPG Pace Tech  Opportunities Corp.
Comapany
June       NameTPG Pace Tech Opportunities Corp.
     17, 2021
June 17,
Page 4 2021 Page 4
FirstName LastName
18. Please indicate the percentage ownership of Charles Cohn, CEO of Nerdy, in the post-
         combination organization charts or footnotes.
Sources and Uses for the Business Combination, page 12

19. Please disclose why the transaction fees and expenses differ materially based on the level of redemptions, with the highest fees and expenses occurring under the no redemption scenario.
Nerdy's Board's Reasons for the Business Combination, page 19

20. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. In addition, provide risk factor disclosure addressing these risks.
Summary of the Proxy Statement/Prospectus
Expected accounting treatment, page 37

21. Please disclose the impact on the company's statements of operations resulting from the expected equity method accounting under the maximum redemption scenario. In addition, clarify that management believes this difference in financial reporting would result to the extent that redemptions exceed the number of shares used in the illustrative scenario as disclosed on page 208.
Risk Factors
Nerdy Inc.'s Proposed Certificate of Incorporation will designate a state or federal court..., page
100

22. It appears you did not make the changes you indicated in your response to prior comment
         15. Please revise your disclosure as indicated. In addition, if the exclusive forum provision will only be contained in the bylaws of Nerdy, Inc., please revise your disclosure to refer to the bylaws.
Background of the Business Combination, page 140

23. We note that the underwriters of the TPG Pace IPO performed additional services after the
         IPO as capital markets advisors to TPG Pace. In addition, part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the TPG Pace IPO underwriters that are contingent on completion of the business combination.
The TPG Pace Board's Reasons for the Business Combination, page 146

24.      Please disclose the TPG Pace board   s consideration of the amount and
type of
         consideration to be paid to acquire Nerdy. Also discuss how the board considered the
 Karl Peterson
FirstName  LastNameKarl Peterson
TPG Pace Tech  Opportunities Corp.
Comapany
June       NameTPG Pace Tech Opportunities Corp.
     17, 2021
June 17,
Page 5 2021 Page 5
FirstName LastName
         possibility that Nerdy Inc. will not have effective management and control over the affairs and decision-making of Nerdy after the business combination and the impact of the resulting accounting treatment.
Certain Financial Projections Provided to the TPG Pace Board, page 151

25. You indicate in the disclosure about the revised projections on pages 145 and 151 that the business combination will contribute approximately $300 million in cash to the combined company. Please disclose, if true, that this assumes there will be no redemptions by TPG
         Pace public shareholders.
Unaudited Pro Forma Condensed Combined Information
Anticipated Accounting Treatment, page 207

26.      We note your revised disclosure regarding the accounting conclusions under the
         maximum redemption scenario in response to prior comment 17. Please provide us your analysis under ASC 805-10-55-10 through 55-13 that supports your conclusions under the maximum redemption scenario or tell us what other guidance you considered. In your response, identify who the Managers of the LLC governing Board would be and clarify
         how TPG Pace   s ownership interest represents 37.2% of the voting
interest in Nerdy LLC.
          In addition, please clarify your considerations of the economic and voting interests in
         Nerdy Inc. and Nerdy LLC in determining whether TPG Pace or Nerdy is the accounting acquirer under the three scenarios.
Adjustments to the Unaudited Pro Forma Statements of Operations (Maximum Redemption
Scenario, page 233

27. Please clarify your disclosures in notes (BBB) for the March 31, 2021 pro forma statements and (III) for the year ended December 31, 2020 where you state that the acquisition cost is based on the expected transaction value for all periods presented and as such, no mark-to-market gain or loss is presented in the pro forma statements of operations. To the extent you assumed that the initial cost for the investment in Nerdy remained unchanged for all periods for purposes of your pro forma financial statements, revise to indicate as such. Also, include a discussion regarding the fact that the marked-to-
         market adjustments could materially differ from period to period and tell us your consideration to provide information either in the pro forma financial statements or footnotes that gives a range of possible results. Refer to Article 11-02(b)(10) of
         Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Nerdy
Key Operating and Financial Metrics, page 293

28. Please revise to disclose the average session length for your one-on-one solutions for each period presented as indicated in your response to prior comment 21. Karl Peterson
TPG Pace Tech Opportunities Corp.
June 17, 2021
Page 6
Critical Accounting Policies and Estimates
Revenue Recognition and Deferred Revenue, page 302

29. We note your response to prior comments 28 and 29. Please revise to discuss the significant judgements in arriving at the conclusion that Nerdy is the principal in your transactions, including the integration of instructional services with proprietary tools and resources, and your ability to direct Experts to provide the service to Learners despite their ability to decline an instructional session opportunity, and Experts' latitude in determining the manner, method, and resources used in delivering the instructional service. Refer to
      Item 303(a) of Regulation S-K and SEC Release No. 33-8040.
Exhibits

30. It appears you are redacting information from Exhibits 2.1 and 10.17 in reliance on Item
      601(b)(2)(ii) and 601(b)(10)(iv) of Regulation S-K. If so, please follow the procedures set forth in these provisions of Regulation S-K.
       You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameKarl Peterson
                                                             Division of
Corporation Finance
Comapany NameTPG Pace Tech Opportunities Corp.
                                                             Office of
Technology
June 17, 2021 Page 6
cc:       Sarah K. Morgan, Esq.
FirstName LastName